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                                                                   EXHIBIT 99.12



               PACIFIC GULF PROPERTIES ANNOUNCES MODIFICATION AND


                          EXTENSION OF EXCHANGE OFFER



(Newport Beach, California; December 11, 1996):



Pacific Gulf Properties Inc. (NYSE: PAG) has extended the expiration date of its previously announced Exchange Offer for up to all of its outstanding 8.375% Convertible Subordinated Debentures Due 2001, and has updated the Exchange Offer in two important respects. First, the Company has set a single exchange rate of 58 shares of Common Stock for each $1,000 principal amount of validly tendered Debentures. Second, the Company has waived the condition to the Exchange Offer that required the valid tender of 66.67% of the principal amount of all outstanding Debentures. Thus, the Company will accept any or all of its outstanding Debentures tendered subject to the terms and conditions of the Exchange Offer, and subject to the Company's right to withdraw the Exchange Offer at any time.



As of December 9, 1996, an aggregate of approximately $26,953,000 in principal amount of Debentures (constituting 47.7% of the outstanding Debentures) had been tendered to the Exchange Agent pursuant to the Exchange Offer at an Exchange Rate of 58 shares of Common Stock or less.



The Exchange Offer is being made for a limited time only, and will expire at 5:00 p.m., New York City time, on December 26, 1996, unless extended by the Company. Debentures that have been validly tendered to date will remain validly tendered under the modified terms of the Exchange Offer, unless withdrawn by the holder. Debenture holders retain the right to withdraw their tendered Debentures until the expiration of the Exchange Offer.



Individuals who have questions or who wish to obtain information about the Exchange Offer may contact the Information Agent, D.F. King & Co., 77 Water Street, New York, New York 10005, telephone number (800) 207-2014.